STOCKHOLDER SERVICE AGENT AGREEMENT

This Stockholder Service Agent Agreement, effective as of June 15, 2009 (“Agreement”), is by and between Columbia Management Investment Services Corp. (“Service Agent”), a Minnesota corporation, and Tri-Continental Corporation, a Maryland corporation (the “Fund”).

In consideration of the mutual promises set forth below, the Fund and the Service Agent agree as follows:

1.	Appointment of the Service Agent. The Fund hereby appoints the Service Agent, as shareholder service agent for its shares of common stock (“common shares”) and warrants (“warrants”) and as shareholder servicing agent and dividend paying agent for the Fund’s shares of preferred stock (“preferred shares”), common shares and warrants, and the Service Agent accepts such appointment and agrees to perform the duties set forth below.

2.	Compensation.

(a)	The Fund will compensate the Service Agent for the performance of its obligations as set forth in Schedule A. Schedule A does not include out-of-pocket disbursements of the Service Agent for which the Service Agent shall be entitled to bill the Fund separately.

(b)	The Service Agent will bill the Fund at the end of each period, as described in Schedule A. The fee provided for hereunder shall be paid in cash by the Fund to the Service Agent within five (5) business days after the last day of each period.

(c)	Out-of-pocket disbursements shall include, but shall not be limited to, the items specified in Schedule B. Reimbursement by the Fund for expenses incurred by the Service Agent in any month shall be made as soon as practicable after the receipt of an itemized bill from the Service Agent.

(d)	Any compensation jointly agreed to hereunder may be adjusted from time to time by attaching to this Agreement a revised Schedule A, dated and signed by an officer of the parties.

3.	Documents. The Fund will furnish from time to time such certificates, documents or opinions as the Service Agent deems to be appropriate or necessary for the proper performance of its duties.

4.	Representations of the Fund and the Service Agent.

(a)	The Fund represents to the Service Agent that all outstanding shares are validly issued, fully paid and non-assessable by the Fund.

(b)	The Service Agent represents that it is registered under Section 17A(c) of the Securities Exchange Act of 1934. The Service Agent agrees to maintain the necessary facilities, equipment and personnel to perform its duties and obligations under this Agreement and to comply with all applicable laws.

5.	Duties of the Service Agent. The Service Agent shall be responsible, separately and through its subsidiaries or affiliates, or authorized designees, including affiliated and unaffiliated financial intermediaries (“Subcontractors”) for the following functions:

(a)	Sale of Common Shares.

(1)	The Service Agent, as service agent for the Fund’s Automatic Dividend Investment and Cash Purchase Plan (including its Automatic Check Service), and any other plans or programs as described in the Fund’s prospectus, as amended from time to time (collectively, “Plans”), shall sell or issue common shares of the Fund in accordance with the applicable Plan. On receipt of an application and payment, wired instructions and payment, or payment identified as being for the account of a registered holder of Fund shares (“shareholder”), the Service Agent will deposit the payment, prepare and present the necessary report to the company selected by the Boards of Directors of the Fund (“Board”) for the safekeeping of the Fund’s assets (the “Custodian”) and record the purchase of common shares in a timely fashion in accordance with the terms of the Fund’s prospectus. Fund shares may be held in book entry form or in certificated form.

(2)	On receipt of notice that payment was dishonored, the Service Agent shall stop transfers or repurchases of all common shares owned by the shareholder related to that payment, place a stop payment on any checks that have been issued to transfer or repurchase common shares of the shareholder, cancel such common shares for which payment was dishonored and take such other action as it deems appropriate.

(b)	Repurchase of Shares.

(1)	The Service Agent shall be service agent for the Fund’s Systematic Withdrawal Plan (also known as the Cash Withdrawal Plan) (“SWP”). On receipt of instructions from a SWP participant to sell, or request repurchase of, common shares under the SWP, the Service Agent shall cause the Fund to sell the common shares or repurchase the common shares for the Fund’s account, in each case for the benefit of SWP participants and in accordance with the Fund’s Prospectus. The Service Agent shall record any such sale or repurchase of common shares of the Fund, prepare and present the necessary report to the Custodian and pay the proceeds of any such sale or repurchase to the shareholder, or an authorized agent or legal representative upon the receipt of the monies from the Custodian or other Fund agent. SWP participants shall not be officers or directors or other affiliates of the Fund.

(2)	As authorized by the Board from time to time, the Service Agent shall cancel any shares that have been repurchased by the Fund under the SWP, a stock repurchase program or otherwise.

(c)	Service or Other Change Pertaining to Shares or Warrants. On receipt of instructions or forms acceptable to the Service Agent to transfer the shares or warrants to the name of a new owner, change the name or address of the present owner or take other legal action, the Service Agent will take such action as is requested.

(d)	Exercise of Fund Warrants. With respect to the Fund’s outstanding warrants, on receipt of instructions and any necessary documentation from a warrant holder to exercise warrants, the Service Agent shall issue common shares of the Fund for the account of the warrant holder in accordance with the terms of the warrant and the Fund’s charter and prospectus.

(e)	Right to Seek Assurance. The Service Agent may refuse to transfer or sell shares for the account of a shareholder, repurchase the Fund’s shares for the Fund’s account or take any action requested by a shareholder until the Service Agent is satisfied that the requested transaction or action is legally authorized or until it is satisfied there is no basis for any claims adverse to the transaction or action. Without limiting the generality of the foregoing, the Service Agent may refuse to permit the transfer of shares held by a registered shareholder in certificated form until the applicable certificate or certificates for such shares are delivered in good form or a lost certificate affidavit in form satisfactory to the Service Agent is delivered by such shareholder of record. The Service Agent may rely on the provisions of the Uniform Act for the Simplification of Fiduciary Security Services or the Uniform Commercial Code. The Fund shall indemnify the Service Agent for any act done or omitted to be done in reliance on such laws or for refusing to transfer or sell shares for the account of a shareholder, refusing to repurchase the Fund’s shares for the Fund’s account or taking any requested action if it acts on a good faith belief that the transaction or action is illegal or unauthorized.

(f)	Shareholder Records, Reports and other Services.

(1)	The Service Agent shall maintain all accounts of shareholders of record, which shall contain all required tax, legally imposed and regulatory information; shall provide shareholders, and file with federal and state agencies, all required tax and other reports pertaining to such shareholder accounts; shall prepare or cause to be prepared shareholder mailing lists and shall cause to be delivered or cooperate with the Fund or its designated agent with respect to the required delivery of all required prospectuses, annual reports, semiannual reports, statements of additional information (upon request), proxies and other communications to shareholders; and shall cause proxies to be tabulated.

(2)	The Service Agent shall respond to all valid inquiries related to its duties under this Agreement.

(3)	The Service Agent shall create and maintain all records in accordance with all applicable laws, rules and regulations, including, but not limited to, the records required by Section 31(a) of the Investment Company Act of 1940, as amended.

(4)	Certificates. The Service Agent shall accept and issue certificates for common shares and preferred shares of the Fund upon request of shareholders. If another share certificate is not requested by a shareholder depositing Fund shares with the Service Agent via a share certificate, the Service Agent shall record such shares for the benefit of such shareholder in book entry form.

(g)	Dividends and Distributions on Common Shares and Preferred Shares. The Service Agent shall prepare and present the necessary report to the Custodian and shall cause to be prepared and transmitted the payment of income dividends and capital gains distributions or, in the case of common shares only, cause to be recorded the investment of such dividends and distributions in additional common shares of the Fund or as directed by instructions or forms acceptable to the Service Agent.

(h)	Confirmations and Statements. The Service Agent shall confirm, as required, each transaction either at the time of the transaction or through periodic reports as may be legally permitted.

(i)	Lost or Stolen Checks. The Service Agent will replace lost or stolen checks issued to shareholders upon receipt of proper notification and will maintain any stop payment orders against the lost or stolen checks as it is economically desirable to do.

(j)	Reports to Fund. The Service Agent will provide reports pertaining to the services provided under this Agreement as the Fund may request to ascertain the quality and level of services being provided or as required by law.

(k)	Money Laundering Prevention Program. The Service Agent agrees to perform such agreed anti-money laundering (“AML”) functions with respect to purchases of the Fund’s shares as the Fund or its agent may delegate to the Service Agent from time to time or as the Service Agent is otherwise obligated to perform. In accordance with mutually-agreed procedures, the Service Agent shall use its best efforts in carrying out such agreed functions consistent with the requirements of the Fund’s AML program (if applicable). The Fund acknowledges that its shareholders (which for this purpose shall mean only shareholders of record) are not customers of the Service Agent and the Fund retains legal responsibility under the USA PATRIOT Act for AML compliance to the extent applicable. The Service Agent agrees to cooperate with any request from examiners of United States Government agencies having jurisdiction over the Fund for information and records relating to the Fund’s AML program and consents to inspection by such examiners for this purpose.

(l)	Transfer Agent Duties. The Service Agent agrees to make its employees available, as necessary, to serve as authorized representatives of the Fund, so that the Fund may serve as its own transfer agent and carry out any transfer agent services required of it by Section 601.00 of the New York Stock Exchange Listed Company Manual (“Transfer Agent Duties”).

(m)	Other Duties. The Service Agent may perform other duties for additional compensation if agreed to in writing by the parties to this Agreement.

6.	Ownership and Confidentiality of Records.

(a)	General. The Service Agent agrees that all records prepared or maintained by it relating to the services to be performed by it under the terms of this Agreement are the property of the Fund and may be inspected by the Fund or any person retained by the Fund at reasonable times. The Fund and Service Agent agree to protect the confidentiality of those records.

(b)	Regulation S-P.

(1)	In accordance with Regulation S-P of the Securities and Exchange Commission, “Nonpublic Personal Information” includes (1) all personally identifiable financial information; (2) any list, description, or other grouping of consumers (and publicly available information pertaining to them) that is derived using any personally identifiable financial information that is not publicly available information; and (3) any information derived therefrom.

(2)	The Service Agent must not use or disclose Nonpublic Personal Information for any purpose other than to carry out the purpose for which Nonpublic Personal Information was provided to the Service Agent as set forth in this Agreement, and agrees to cause the Service Agent, and its employees, agents, representatives, or any other party to whom the Service Agent may provide access to or disclose Nonpublic Personal Information to limit the use and disclosure of Nonpublic Personal Information to that purpose.

(3)	The Service Agent agrees to implement appropriate measures designed to ensure the security and confidentiality of Nonpublic Personal Information, to protect such information against any anticipated threats or hazards to the security or integrity of such information, and to protect against unauthorized access to, or use of, Nonpublic Personal Information that could result in substantial harm or inconvenience to any customer of the Fund; the Service Agent further agrees to cause all its agents, representatives, Subcontractors, or any other party to whom the Service Agent may provide access to, or disclose, Nonpublic Personal Information to implement appropriate measures designed to meet the objectives set forth in this paragraph.

(4)	The Service Agent agrees to indemnify and hold harmless the Fund and any officer or director/trustee of the Board (“Board member”), against losses, claims, damages, expenses, or liabilities to which the Fund, or any officer or Board member of the Fund, may become subject as the result of (1) a material breach of the provisions of this Section 6(b) of the Agreement or (2) with respect to the provisions of this Section 6(b) only, any acts or omissions of the Service Agent, or of any of its officers, directors, employees, representatives, Subcontractors or agents, that are not in accordance with this Agreement, including, but not limited to, any violation of any federal statute or regulation. Notwithstanding the foregoing, no party shall be entitled to indemnification pursuant to this Section 6(b)(4) if such loss, claim, damage, expense, or liability is due to the willful misfeasance, bad faith, gross negligence, or reckless disregard of duty by the party seeking indemnification.

7.	Action by Board and Opinion of Counsel. The Service Agent may rely on resolutions of the Board or the Executive Committee of the Board and an opinion of counsel for the Fund.

8.	Duty of Care. It is understood and agreed that, in furnishing the Fund with the services as herein provided, neither the Service Agent, nor any officer, director or agent thereof shall be held liable for any loss arising out of or in connection with their actions under this Agreement so long as they act in good faith and with due diligence, and are not negligent or guilty of any willful misconduct. It is further understood and agreed that the Service Agent may rely upon information furnished to it reasonably believed to be accurate and reliable. In the event the Service Agent is unable to perform its obligations under the terms of this Agreement because of an act of God, strike or equipment or transmission failure reasonably beyond its control, the Service Agent shall not be liable for any damages resulting from such failure.

9.	Indemnification. In connection with the performance of Transfer Agent Duties, the Service Agent agrees to indemnify the Fund for any losses, claims, damages, expenses or liabilities (collectively, “Damages”) arising from the performance of Transfer Agent Duties on behalf of the Fund to the extent that the performance of such duties is inconsistent with duty of care required by Section 8 hereof; provided however that this indemnity shall apply only to the extent that the Fund would not have been subject to such Damages had it not been acting as its own transfer agent with respect to the Transfer Agent Duties.

10.	Term and Termination. This Agreement shall continue in effect from year to year as the parties may mutually agree, provided that either party may terminate this Agreement by giving the other party notice in writing specifying the date of such termination, which shall be not less than 60 days after the date of receipt of such notice. In the event such notice is given by the Fund, it shall be accompanied by a vote of the Board, certified by the Secretary, electing to terminate this Agreement and designating a successor transfer agent or transfer agents. Upon such termination and at the expense of the Fund, the Service Agent will promptly deliver to such successor a certified list of shareholders of the Fund (with name, address and taxpayer identification or Social Security number), a historical record of the account of each shareholder and the status thereof, and all other relevant books, records, correspondence, and other data established or maintained by the Service Agent under this Agreement in the form reasonably acceptable to the Fund, and will cooperate in the transfer of such duties and responsibilities, including provisions for assistance from the Service Agent’s personnel in the establishment of books, records and other data by such successor or successors.

11.	Amendment. This Agreement may not be amended or modified in any manner except by a written agreement executed by the parties.

12.	Subcontractors. The Fund agrees that the Service Agent may subcontract for services described under this Agreement with the understanding that there shall be no diminution in the quality or level of the services as determined by the Fund and that the Service Agent remains fully responsible for the services. Except for out-of-pocket expenses identified in Schedule B, the Service Agent shall bear the cost of subcontracting such services, unless otherwise agreed by the parties. The Fund agrees that the Service Agent may use revenues from the Agreement to pay subcontractors for the services they provide.

13.	Miscellaneous.

(a)	This Agreement shall extend to and shall be binding upon the parties hereto, and their respective successors and assigns; provided, however, that this Agreement shall not be assignable without the written consent of the other party.

(b)	This Agreement shall be governed by the laws of the Commonwealth of Massachusetts.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers as of April 12, 2012.

TRI-CONTINENTAL CORPORATION

By:	/s/ J. Kevin Connaughton
J. Kevin Connaughton President

COLUMBIA MANAGEMENT INVESTMENT SERVICES CORP.

By:	/s/ Stephen Welsh
Stephen Welsh President

Schedule A

As of April 12, 2012

FEE SCHEDULE

Prior to July 1, 2012, the Service Agent shall receive an annual asset-based fee for services under this Agreement, accrued daily and payable monthly, with respect to the Fund’s common shares at a rate of 0.10%. Effective July 1, 2012, the Service Agent shall receive for services under this Agreement, with respect to Fund common share accounts, a $21 per account fee, accrued daily and payable monthly.

Schedule B

As of April 12, 2012

OUT-OF-POCKET EXPENSES

The Fund shall reimburse the Service Agent monthly for the following out-of-pocket expenses:

•	typesetting, printing, paper, envelopes, postage and return postage for proxy soliciting material, and proxy tabulation costs

•	printing, paper, envelopes and postage for dividend notices, dividend checks, records of account, purchase confirmations, sale or repurchase confirmations, checks issued in connection with the sale or repurchase of Fund shares, confirmations on changes of address and any other communication required to be sent to shareholders

•	typesetting, printing, paper, envelopes and postage for prospectuses, annual and semi-annual and quarterly reports, statements of additional information, supplements for prospectuses and statements of additional information and other required mailings to shareholders

•	stop orders

•	outgoing wire charges

•	charges of the Depository Trust Company in connection with settlement and related services provided to the Fund

•	other expenses incurred at the request or with the consent of the Fund

IN WITNESS WHEREOF, the parties hereto have caused the forgoing Schedule A and Schedule B to be duly executed as of April 12, 2012.

TRI-CONTINENTAL CORPORATION

By:	/s/ J. Kevin Connaughton
J. Kevin Connaughton President

COLUMBIA MANAGEMENT INVESTMENT SERVICES CORP.

By:	/s/ Stephen Welsh
Stephen Welsh President